Exhibit (a)(1)(f)

FORM OF

PROMISE TO MAKE CASH PAYMENT

Dear [Name of Eligible Option Holder],

In exchange for your agreement to amend your outstanding eligible stock options to purchase shares of Sigma Designs, Inc. (“Sigma”) common stock as indicated by your election form, Sigma hereby promises to pay you a cash payment equal to the new exercise price per share of the amended eligible option minus the original exercise price per share of the eligible option, multiplied by the number of eligible options with respect to which you have elected to participate in the offer, in each case as set forth in the attached addendum. This payment will be paid, less applicable tax withholding, on the first payroll date following January 1, 2008. The payments due to you is shown on the attached schedule. The payment will be paid to you regardless of whether or not you are employed by Sigma at the time it is due.

This Promise to Make Cash Payment is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Amend the Exercise Price of Certain Options; (2) the e-mail from Mark R. Kent dated May 15, 2007; (3) the election form; and (4) the withdrawal form (collectively, the “Offer Documents”), all of which are incorporated herein by reference. This Promise to Make Cash Payment and the Offer Documents reflect the entire agreement between you and Sigma with respect to this transaction. This Promise to Make Cash Payment may be amended only by means of a writing signed by you and an authorized officer of Sigma. This Promise to Make Cash Payment may not be pledged, sold, transferred, assigned or hypothecated by you without the express written consent of Sigma. Any pledge, sale, transfer, assignment or hypothecation made in contravention of the foregoing sentence shall be void and unenforceable. This Promise to Make Cash Payment is governed by, and shall be construed in accordance with, the laws of the State of California.

SIGMA DESIGNS, INC.

By:
Name:
Title:
Date:	.